NSAR Item 77E - BlackRock Municipal Income Investment Quality Trust ("BAF")

Curbow Litigation

A purported derivative complaint had been filed by Roy Curbow and other shareholders of  BAF on July 27, 2010 in the Supreme Court of the State of New York, New York County.  The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BAF as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to BAF and its common shareholders and committed waste by redeeming BAF's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by BAF as a result of the prior redemptions and injunctive relief preventing BAF from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

On April 16, 2012, Plaintiffs filed a Consolidated Shareholder Derivative Complaint (the "Consolidated Complaint"), which amends the allegations in the original complaint.  The Consolidated Complaint does not specifically seek injunctive relief preventing BAF from redeeming auction preferred shares at the liquidation preference in the future.

835768.01-New York Server 6A MSW - Draft April 23, 2012 - 10:57 AM